

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION
As of October 31, 2017

The principal balances and results accumulated for the period ending October 2017 (Amounts in millions of chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	1,555,349
Interbank loans, net	269,322
Loans and accounts receivables from customers, net	26,498,589
Total investments	2,567,364
Financial derivative contracts	2,085,233
Other asset items	2,047,108
Total assets	**35,022,965**

Principal liabilities	MM$
Deposits and other demand liabilities	7,291,232
Time deposits and other time liabilities	12,341,531
Financial derivative contracts	1,905,861
Issued debt instruments	6,798,950
Other liabilities items	3,631,939
Total equity	3,053,452
Total liabilities	**35,022,965**

Equity attributable to:	
Equity holders of the Bank	3,006,714
Non-controlling interest	46,738

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	1,085,716
Net fee and commission income	235,220
Result from financial operations	120,956
Total operating income	**1,441,892**
Provision for loan losses	-248,645
Support expenses	-582,738
Other results	-8,862
Income before tax	**601,647**
Income tax expense	-120,246
Net income for the period	**481,401**

Attributable to:	
Equity holders of the Bank	464,404
Non-controlling interest	16,997

FELIPE CONTRERAS FAJARDO
Chief Accounting Officer

CLAUDIO MELANDRI HINOJOSA
Chief Executive Officer

Santander



BANCO SANTANDER CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA
Al 31 de octubre de 2017

A continuación se presentan los principales saldos de balance y principales resultados acumulados por el periodo de cierre de mes de octubre de 2017 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.555.349
Adeudado por Bancos	269.322
Créditos a Clientes Totales	26.498.589
Inversiones Totales	2.567.364
Contratos de derivados financieros	2.085.233
Otros rubros del activo	2.047.108
Total Activos	**35.022.965**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	7.291.232
Depósitos y otras captaciones a plazo	12.341.531
Contratos de derivados financieros	1.905.861
Instrumentos de deuda emitidos	6.798.950
Otros rubros del Pasivo	3.631.939
Total Patrimonio	3.053.452
Total Pasivos	**35.022.965**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.006.714
Interés no controlador	46.738

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	1.085.716
Ingreso neto de comisiones	235.220
Resultado de operaciones financieras	120.956
Total Ingresos operacionales	**1.441.892**
Provisiones por riesgo de crédito	(248.645)
Gastos de apoyo	(582.738)
Otros resultados	(8.862)
Resultado antes de impuesto	**601.647**
Impuesto a la renta	(120.246)
Utilidad consolidada del periodo	**481.401**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	464.404
Interés no controlador	16.997

FELIPE CONTRERAS FAJARDO
Gerente de Contabilidad

CLAUDIO MELANDRI HINOJOSA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS, but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law, establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS, the Compendium of Accounting Standards will take precedence.

Santander